Apple Hospitality REIT, Inc.

814 East Main Street

Richmond, VA 23219

April 24, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Apple Hospitality REIT, Inc.

Registration Statement on Form S-3 (File No. 333-230886)

Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apple Hospitality REIT, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-230886) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2019.  The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly filed as form type S-3, and should instead have been filed as form type S-3ASR.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001185185-19-000534), be withdrawn, and the Registrant expects to re-file an identical registration statement as form type S-3ASR.

The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions regarding our request for withdrawal, please contact Paul Manca of Hogan Lovells US LLP at (202) 637-5821.

Sincerely,

APPLE HOSPITALITY REIT, INC.

By:	/s/ Bryan F. Peery
Name:	Bryan F. Peery
Title:	Chief Financial Officer